www.psecretary.com

corporate@psecretary.com

telephone (775) 284-3709

June 1, 2009

Ryan Houseal

Securities and Exchange Commission

Re: Private Secretary, Inc.

Registration Statement on Form S-1

Filed December 23, 2008

File No. 333-156421

Dear Ryan Houseal,

Thank you for your comments and assistance in regard to our above filing. We have endeavored to edit our submission in consideration of your recommendations. Please find below an outline briefly describing our edits as per your comments relating to the amended registration statement. The numbers below correspond to the comments provided by the Commission.

General

1.	We have corrected the typographic mistake made by our bookkeepers and overlooked by our auditors on the Note 1 of the Financial Statements.
2.

We have named the officer/director who will sell the common stock on the cover page and we have described the role of that person in marketing the securities. We have also included a risk factor disclosure related to the limited experience of the officer/director conducting an offering of this type.

3.	We have provided an analysis of how the person who will be selling our shares meets the requirements of Rule 3a4-1 of the Exchange Act.

Summary Information, page 6

4.

We have reconciled our statements regarding our cash position on page 9 to be consistent with the summary financial data on page 8 and our current cash balance as of the most recent practicable date, as required.

5.	We have included in the table the ending dates of the periods for which the financial information is provided.

Risk Factors, page 8

6.

We have included a risk factor explaining that because there is no minimum purchase requirement in connection with this offering, we may receive some or no proceeds. We also discussed the adverse consequences to investors if only limited proceeds are received.

7.	We have included a risk factor addressing Mrs. Cotton’s lack of experience in the Voice Over Internet Protocol Technology industry.

Plan of Distribution, page 17

8.	We have revised the first paragraph in order to clarify that the 4 million shares are being issued by the company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 38

9.	We have amended our prospectus in order to clarify our statement that we believe that 25% of the shares sold will allow us to operate for at least one year.
10.	We have revised the fourth paragraph on page 38 to clarify that we are referring to the public offering described in the prospectus.

Part II

Other Expenses of Issuance and Distribution, page 45

11.	We have reviewed and amended our document to reflect that the $7,000 dollar cost associated with the offering is an estimate.

Exhibits

Legality Opinion

12.	Our attorney has included in the legality opinion language indentifying the type and amount of securities to be registered.

Thank you.

/s/ Maureen F. Cotton

Maureen F. Cotton

President